VIA EDGAR

December 19, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    H. Roger Schwall

Assistant Director, Natural Resources

Re:                             Sundance Energy Australia Limited

SEC Comment Letter dated November 14, 2013

Draft Registration Statement on Form F-1

Submitted October 18, 2013

CIK No. 132089

Dear Mr. Schwall:

Set forth below are the responses of Sundance Energy Australia Limited (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 14, 2013, with respect to the Company’s confidential draft registration statement on Form F-1 submitted to the Commission on October 18, 2013 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR our initial public filing of the Registration Statement (the “Initial Public Filing”).  At the request of the Staff, five marked copies of the Initial Public Filing will be hand delivered to you to show all changes made to the Registration Statement.

For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment in bold text.  All references to page numbers and captions correspond to the Initial Public Filing, unless otherwise indicated.

33 17th Street Suite 1950 Denver, CO 80202 303.543.5700 [o] 303.543.5701 [f] www.sundanceenergy.net	32 Beulah Road Norwood SA 5067 Australia +61 8 8363 0388 [o] +61 881320766 [f] www.sundanceenergy.com.au ACN 112202 883

Draft Registration Statement on Form F-1 Submitted October 18, 2013

General

1.                                      We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your listing application with The NASDAQ Global Select Market, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response:  We acknowledge the Staff’s comment and advise that we filed our application to list on the NASDAQ Global Market on December 9, 2013.  We will include, to the extent currently available, and will include in subsequent amendments, all information other than those blanks that contain information we are allowed to omit at the time of effectiveness pursuant to Rule 430A.

2.                                      As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections, or ensure that FINRA calls us for that purpose.

Response: We will ensure that the Staff, prior to any request from us to accelerate effectiveness of the Registration Statement, has received a letter or call from FINRA regarding the conclusion of FINRA’s review and the lack of any additional concerns with respect to the underwriting arrangements.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  We will supplementally provide the Staff with (i) any written communications, as defined in Rule 405, that we will present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), with a future amendment to the Registration Statement and (ii) any research reports about us that are published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating in the offering, in each case as such written communication or publication becomes available.  As of the date of this letter, we have not engaged in any written communications as defined in Rule 405, and the underwriters participating in our initial public offering have confirmed to us that they have not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act as modified by Section 105(a) of the JOBS Act.

4.                                      Please revise your filing to comply with Staff Accounting Bulletin Topic 11:E regarding the ordering of your financial information.

Response:  We have revised the columnar presentation of our financial information throughout the Registration Statement to present the later periods on the left and earlier periods on the right.

Prospectus Cover Page

5.                                      Please remove the reference to “Joint Book-Running Managers” since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

Response:  We have removed the designations of “Joint Book-Running Managers” from the cover page and have presented this information on the back cover page of the prospectus.

Summary Reserve and Operations Data, page 17

Estimated Proved Reserves, page 17

6.                                      The disclosure on page 17 and elsewhere on page 85 states the estimates of your net proved reserves are based on the reserve reports prepared by Netherland, Sewell & Associates, Inc. in accordance with the rules and regulations of the Securities and Exchange Commission. However, we note the reserves report filed as Exhibit 99.2 for the period ending June 30, 2011 states the estimates contained therein were prepared in accordance with the definitions and guidelines set forth in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE). Please note Item 1201 of Regulation S-K requires the disclosure of reserves estimates prepared in accordance with the definitions set forth in Rule 4-10(a) of Regulation S-X.

Please obtain and file a revised reserves report for the period ending June 30, 2011. Also amend the disclosure presented throughout the registration statement relating to the period ending June 30, 2011 to incorporate the revised reserves information.

Response:  We have filed a revised reserves report for the period ending June 30, 2011 as Exhibit 99.1 to the Registration Statement.  No changes to our disclosures presented throughout the Registration Statement relating to the period ending June 30, 2011 were required.

7.                                     The disclosure on page 17 and elsewhere on page 85 states the reserve reports prepared by Netherland, Sewell & Associates, Inc. are filed as exhibits to the registration statement; however the reserve report for the period ending June 30, 2012 has not been filed as an exhibit. Please refer to Item 1202(a)(8) of Regulation S-K and obtain and file the third party report as referenced.

Response: We have filed the reserves report prepared by Netherland, Sewell & Associates, Inc. for the period ending June 30, 2012 as Exhibit 99.2 to the Registration Statement.

8.                                      On page 17 and elsewhere on pages 18, 87 and 88, you disclose estimates of proved reserves, production volumes and average sales prices for “natural gas and liquids.” Please clarify for us the product types represented by the term “natural gas and liquids.”

If your disclosure represents the quantities of wet gas sold as a single sales product, please amend your disclosure to refer to natural gas as the product type.

If your disclosure represents a combination of two separate sales products, natural gas and natural gas liquids, please refer to Item 1202(a)(2) and Item 1204 of Regulation S-K and revise your disclosure to provide separate disclosure by product type. In this regard, the staff considers natural gas liquids to be a separate product type.

Response:  We advise the Staff that our disclosure represents quantities of wet gas sold as a single sales product.  In light of the Staff’s comment, we have revised our disclosure relating to estimates of proved reserves, production volumes and average sales prices to refer only to natural gas as the product type.

Risk Factors, page 17

9.                                      As part of the risk factor on page 23 entitled “Certain of our undeveloped leasehold acreage is subject to leases expiring over the next several years …” you disclose that a significant percentage of your net undeveloped acreage will expire over the next two years. Please tell us the extent to which you have assigned any proved undeveloped reserves to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure here or in an appropriate section elsewhere within the registration statement to explain the steps which would be necessary to extend the time to the expiration of such leases.

Response:  Approximately 12 gross proved undeveloped locations in our June 30, 2013 reserve report are currently not scheduled to be developed prior to the expiration date of the existing leases.  In light of the Staff’s comment, we have revised our disclosure on page 23 to explain the steps which would be necessary to extend the term of such leases.

10.                               We note the content of the risk factor on page 36 entitled “As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices ….” Please ensure that you discuss each home country corporate governance practice you intend to follow. In this regard, we also note your disclosure under “Exemptions from Certain NASDAQ Corporate Governance Rules” on page 120.

Response:  We have revised our disclosure as requested by the Staff.  Please see page 36.

11.                               In the risk factor entitled “We could be classified as a ‘passive foreign investment company’ …” on page 38, you define PFIC to mean “private foreign investment company.” If you intended to refer to “passive” rather than “private,” please revise appropriately.

Response:  We have revised the definition of PFIC to mean “passive foreign investment company.” Please see page 39.

Use of Proceeds, page 43

12.                               Please provide a brief discussion of your “development program” or a cross-reference to the explanation you provide in your properties disclosure.

Response: We have included a cross-reference to the explanation of our development program relating to our major operating areas under the “Business — Our Properties” section of the Registration Statement.  Please see page 43.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

Overview, page 53

13.                               We note your statement that over the past few years, you have shifted your focus to being “a high working-interest operator.” Please explain this statement in light of the fact that you had a 34% average working interest in your properties as of and for the six-month period ended June 30, 2013. Also, please clarify what measure, e.g. developed acreage, proved drilling locations, estimated proved reserves on a volume basis, or average daily net production, your 34% average working interest represents.

Response:  We have added a new footnote to the table on page 55 to clarify what our 34% average working interest represents.

How We Conduct Our Business and Evaluate Our Operations, page 54

Lease Operating and Production Expenses, page 56

14.                               As described, it is not clear whether you combine lease operating and production expenses or account for them separately. Please revise your disclosure to make this clarification. Also, consider adding a definition of the term(s) to your glossary at Appendix A.

Response:  We have revised our disclosure as requested by the Staff.  Please see page 57.  Respectfully, we have elected not to add a definition of lease operating and production expenses to the glossary at Appendix A in light of the revised disclosure.

Business, page 77

Our Competitive Strengths, page 83

Operating control over the majority of our asset portfolio, page 83

15.                               We note your disclosure highlighting the fact that as of and for the six month period ended June 30, 2013 you operated a majority of your developed acreage, proved drilling locations, estimated proved reserves on a volume basis, and average daily net production. Because you quantify each asset or production measure that you operate and because operation of the properties may imply that you possess comparable working interests in the properties, please also quantify your average working interest for each measure disclosed.

Response:  We have revised our disclosure as requested by the Staff.  Please see pages 7 and 84.

Our Operations, page 85

Proved Undeveloped Reserves, page 85

16.                               On page 85 you disclose an increase in your proved undeveloped reserves as of June 30, 2012 due to the addition of “unproved locations.” Please advise or revise your disclosure to clarify that this addition is due to the addition of new proved undeveloped locations.

Response:  We have revised our disclosure as requested by the Staff.  Please see pages 86 and 87.

17.                               Please refer to Item 1203(c) of Regulation S-K and expand your disclosure to include the capital expenditures associated with the conversion of proved undeveloped reserves to proved developed reserves.

Response:  We have revised our disclosure as requested by the Staff.  Please see pages 86 and 87.

Employees, page 100

18.                              Please provide, if possible, a breakdown of persons employed by main category of activity and geographic location. If you employ a significant number of temporary employees, then please disclose an average of the number for the most recent fiscal year. Please refer to Item 6.D. of Form 20-F.

Response:  We have revised our disclosure as requested by the Staff.  Please see page 101.  We also advise the Staff that we do not employ a significant number of temporary employees.

Directors and Senior Management, page 102

19.                               If required to be reported by your home country practices, please disclose the date of birth or age of your directors and senior management. Refer to Item 6.A.3 of Form 20-F.

Response:  We advise the Staff that neither Australian law nor the rules of the Australian Securities Exchange require the disclosure of the birth or age of our directors or senior management, and we have not previously made any such public disclosure.

Principal Shareholders, page 111

20.                               Please state the number of record holders in the United States and the corresponding percentage of the outstanding shares held in the United States. See Item 7.A.2 of Form 20-F.

Response:  We have revised our disclosure as requested by the Staff.  Please see page 112.

Description of Share Capital, page 114

21.                               Please revise your disclosure under this heading as follows:

•                  Include the disclosure required by Item 10.B.9 of Form 20-F and ensure that it is appropriately referenced as necessary in the risk factor entitled “Our Constitution and Australian laws and regulations …” on page 40.

•                  Delete your qualification by reference to your Constitution in your disclosure under “Our Constitution,” page 115. A summary by its nature is not complete, but it must include a discussion of all material information as necessary.

•                  Make clear, under “Voting Rights,” page 116, whether shareholders have the option of voting by proxy or electronically.

Response:  We have revised our disclosure as requested by the Staff.  Please see pages 115, 116 and 117.

Pre-release of ADSs, page 127

22.                               Please make clear the limit you have set for the amount of ADSs that may be outstanding at any time. Please also make clear how and to what extent the depositary may disregard the limit you have set for the amount of ADSs that may be outstanding at any time. Additionally, considering the U.S. Treasury’s concerns about pre-release transactions, please ensure you have included any appropriate discussion in your “Taxation” section as necessary so investors may know the risks involved or possible tax consequences associated with pre-release transactions and the extent that such risks may be applicable to them in this offering.

Response:  We have revised our disclosure relating to the amount of ADSs that may be outstanding at any time as requested by the Staff.  Please see page 128.  In addition, we advise the Staff that we are not aware of any U.S. Treasury rule or regulation, or proposed rule or regulation, relating to pre-release transactions that would affect our disclosure in the “Taxation” section.

Underwriting (Conflicts of Interest), page 140

23.                               Please provide the address of the underwriters. Refer to Item 9.B.1 of Form 20-F.

Response: We have revised our disclosure as requested by the Staff.  Please see page 146.

Change in Certifying Accountant, page 149

24.                               We note your disclosure regarding the resignation of Grant Thornton South Australian Partnership in November 2012. However, the report of independent registered public accounting firm for the fiscal 2012 and fiscal 2011 financial statements is signed by Grant Thornton LLP, Denver, Colorado. Please correct this apparent inconsistency, or provide further clarification regarding the change in auditors. We also note the discussion within the ‘Experts’ section on page 148 appears to refer to Grant Thornton LLP and Grant Thornton South Australian Partnership interchangeably. Revise this disclosure to be consistent as well.

Response: We have revised our disclosure as requested by the Staff.  Please see pages 148 and 149.

Enforceability of Civil Liabilities, page 149

25.                               Please revise your disclosure to make clear the extent that shareholders may originate actions in Australia. See Rule 101(g)(1)(iv) of Regulation S-K. Additionally, consider including a risk factor related to your disclosure under this heading.

Response:  We have revised our disclosure as requested by the Staff.  Please see pages 149 and 150.

Glossary of Selected Oil and Natural Gas Terms, page A-1

26.                               Please clarify for us how your definition of “development costs” is consistent with Rule 4-10(a)(7) of Regulation S-K or revise your definition accordingly.

Response:  We have revised the definition of “development costs.”   Please see page A-1 of Appendix A.

Sundance Energy Australia Limited

Consolidated Financial Statements for December 31, 2012 and the Six-Month Period Then Ended

Note 1 — Statement of Significant Accounting Policies

c) Exploration and Evaluation Expenditure, page F-28

27.                               Please expand your accounting policy to specify which expenditures are recognized as exploration and evaluation assets. Refer to paragraphs 9 and 23 of IFRS 6 for guidance. Please similarly expand your development assets accounting policy to specify the types of costs that are recognized as development assets.

Response:  We have expanded our accounting policy as requested by the Staff.  Please see pages F-30 and F-31.

t) Adoption of New and Revised Accounting Standards, page F-34

28.                               As your financial statements are prepared and audited in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), please revise to discuss new and revised accounting standards issued by the IASB rather than Australian Accounting Standards and Interpretations. Please revise applicable disclosures elsewhere in the document as necessary.

Response:  We have revised our disclosure as requested by the Staff.  Please see pages F-37 and F-38.

Note 33 — Unaudited Supplemental Oil and Gas Disclosures, page F-63

29.                               We note the reserves report filed as Exhibit 99.3 for the period ending December 31, 2012 discloses that it constitutes all of the proved reserves owned by the Company; however, the disclosure on page F-63 and elsewhere on pages F-111 and F-153 states Netherland, Sewell and Associates, Inc. (NSAI) reviewed greater than 80% of the total future net revenue discounted at 10% attributable to the total interests owned by the Company. Please clarify for us what additional proved reserves or other assets owned by the Company at December 31, 2012 have not been addressed in the reserves report prepared by NSAI.

Response:  We advise the Staff that Netherland, Sewell and Associates, Inc. prepared all of the total future net revenue discounted at 10% attributable to the total interests owned by the Company at December 31, 2012.  We have revised our disclosure on page F-65, and also on pages F-114 and F-156.

30.                               Please amend the disclosure on page F-63 to reference each of the periods presented on page F-64 for which Netherland, Sewell & Associates, Inc. (NSAI) prepared a reserve report.

Response:  We have revised our disclosure as requested by the Staff.  Please see page F-65.

31.                               Please expand your disclosure of the changes in net quantities of proved reserves on page F-64 and elsewhere on pages F-112 and F-154 to include an explanation of the significant changes to comply with the requirements set forth in FASB ASC paragraph 932-235-50-5.

Response:  We advise the Staff that the disclosure of changes in net quantities of reserves is included as line items to our standardized measure calculations (to the extent such changes in net quantities of proved reserves is greater than zero) for our fiscal periods ended June 30, 2012 and December 31, 2012.  Please see pages F-66 and F-115.  We note that the disclosure of proved reserves on page F-157 is part of the Armadillo Petroleum Ltd. (formerly Texon Petroleum Limited) historical financial statements, and we have no access to the historical data required to expand such disclosure.

32.                               Please advise or revise the future development costs used in calculating the standardized measure of discounted future net cash flows disclosed on pages F-65 and elsewhere on pages F-113 and F-155 to incorporate the costs of abandoning the properties including such costs relating to your future proved undeveloped locations. Please refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Response:  In connection with the preparation of our financial statements, we estimate the abandonment costs associated with our oil and gas properties in accordance with guidance provided by the IASB.  For purposes of the reserve report, we believe that abandonment costs, net of salvage value, would have an immaterial impact on discounted future net revenue and therefore have not been included in the reserve report or associated standardized measure.  For example, abandonment costs, net of salvage value, represented 1.1% and 0.3% of total proved undiscounted and discounted reserves, respectively, as of December 31, 2012, and 0.5% and 0.1% of total proved undiscounted and discounted reserves, respectively, as of June 30, 2012.  Prospectively we will evaluate the impact and include it to the extent the impact is material.

Consolidated Financial Statements for June 30, 2012 and 2011 and the Years Then Ended

Note 31 — Unaudited Supplemental Oil and Gas Disclosures, page F-111

33.                               Please amend the disclosure on page F-111 to reference each of the periods presented on page F-112 for which Netherland, Sewell & Associates, Inc. (NSAI) prepared a reserve report.

Response:  We have revised our disclosure as requested by the Staff.  Please see page F-114.

34.                               We also note the proved reserves presented for the period ending June 30, 2010 appear to correspond to those contained in the reserves report filed as Exhibit 99.2 which states the estimates contained therein were prepared in accordance with the definitions and guidelines set forth in the 2007 Petroleum Resources Management System (PRMS) approved by the Society of Petroleum Engineers (SPE).

Please note the reserve estimates incorporated in the disclosures under FASB ASC paragraph 932-235-50-5 must comply with the definition of proved reserves set forth in FASB ASC paragraph 932-235-20 and Rule 4-10(a)(26) of Regulation S-X. Please obtain and file a revised reserves report for the period ending June 30, 2010. Also amend the disclosure presented throughout the registration statement relating to the period ending June 30, 2010 to incorporate the revised reserves information.

Response:  We advise the Staff that we have removed reference to the Netherland, Sewell & Associates, Inc. reserve report for the period ended June 30, 2010, which has also been removed as an Exhibit to the Registration Statement.

Armadillo Petroleum Ltd (Formerly Texon Petroleum Ltd)

Consolidated Financial Statements for December 31, 2012 and the Year Then Ended

Note 31 — Unaudited Supplemental Oil and Gas Disclosures, page F-153

35.                               Please amend the disclosure on page F-153 to refer to the reserve reports prepared by Netherland, Sewell & Associates, Inc. relating to the proved reserves for each period presented on page F-154.

Response:  We have revised our disclosure as requested by the Staff.  Please see page F-156.

36.                               We also note reserve reports for the periods ending December 31, 2010 and December 31, 2011 have not been filed as exhibits to the registration statement. Furthermore, we note the reserve report as of December 31, 2012, filed as Exhibit 99.3, was prepared to the interests of Sundance Energy, Inc. rather than to the interests of Armadillo Petroleum Ltd. Please refer to Item 1202(a)(8) of Regulation S-K and obtain and file the third party reports attributable to the interests of Armadillo Petroleum Ltd for each of the periods disclosed on page F-154.

Response:  We advise the Staff that no reserve reports were issued by a third party on behalf of the Company for the periods ended December 31, 2010, 2011 or 2012.  We have therefore revised our disclosure on page F-156.

Exhibit Index

37.                               We note that you identify Exhibits 8.1 and 8.2 as opinions concerning “certain” tax matters. Please revise to indicate that these are opinions concerning material tax matters.

Response:  We have revised the Exhibit Index to identify Exhibits 8.1 and 8.2 as opinions concerning material tax matters.

Exhibits 99.1 - 99.4

38.                               Please obtain and file revised reserves reports which address each of the disclosure requirements set forth under Items 1202(a)(8)(i-x) of Regulation S-K.

Response:  We have filed revised reserves reports for the periods ended June 30, 2011, June 30, 2012, December 31, 2012 and June 30, 2013 as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively.

39.                               We additionally note that each of the reserve reports refers to additional supplemental information not included in the report such as summary projections contained in Table 1 through V and one-line summaries of basic data, reserves and economics by lease. Please obtain and file revised reserves reports to include the referenced supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in the exhibits.

Response:  We advise the Staff that the references to additional supplemental information have been removed from each reserve report filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement.

40.                               Furthermore, each of the reserve reports discloses information relating to probable or probable and possible reserves not included in the registration statement. Please obtain and file revised reserve reports excluding the disclosure of reserves information not also included in the registration statement. Alternatively, refer to Item 1202(a) of Regulation S-K and amend the registration statement to present the optional disclosure of information relating to your probable and possible reserves.

Response:  We advise the Staff that the revised reserve reports filed as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement exclude reserves information that is not also included in the registration statement, including information relating to probable or possible reserves.

* * * * *

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (303) 543-5700 or William D. Davis II of Baker & McKenzie LLP at (713) 427-5000.

Very truly yours,

SUNDANCE ENERGY AUSTRALIA LIMITED

By:	/s/ Eric P. McCrady
Name:	Eric P. McCrady
Title:	Chief Executive Officer

cc:                                Michael Fay (Securities and Exchange Commission)

Mark Wojciechowski (Securities and Exchange Commission)

John Hodgin (Securities and Exchange Commission)

Paul Monsour (Securities and Exchange Commission)

Norman von Holtzendorff (Securities and Exchange Commission)

Cathy Anderson (Sundance Energy Australia Limited)

William D. Davis II (Baker & McKenzie LLP)

Andrew S. Reilly (Baker & McKenzie LLP)

David S. Bakst (Mayer Brown LLP)

Kirk Tucker (Mayer Brown LLP)